September 30, 2009	Confidential Treatment Requested Under Rule 83 (17 C.F.R. § 200.83)

VIA FEDEX AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:                             Senomyx, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 12, 2009
Supplemental Response Filed July 31, 2009
File No. 000-50791

Dear Mr. Riedler:

We are writing in response to further comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 18, 2009 (the “Comment Letter”) with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “2008 Form 10-K”) of Senomyx, Inc. (the “Company”) filed with the Commission on February 12, 2009.  The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for your convenience.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the 2008 Form 10-K, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2008 Form 10-K and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Staff Comments and Company Responses

Schedule 14A; Executive Compensation; Components of Executive Compensation Programs, page 21

Annual Performance-Based Bonus, page 21

1.                                      We note your response to Comments 6 and 7 and reissue the Comments. Please provide us with proposed disclosure for your 2010 proxy statement which identifies:

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•                  The pre-set corporate objectives, their quantitative and qualitative terms and target percentages; and

•                  The pre-set individual performance objectives, their quantitative and qualitative terms and target percentages.

Please discuss how the level of achievement of both corporate objectives and individual objectives factor into your determination of the annual incentive awards made to executive officers. Please note, we are not advising you to amend your prior executive compensation disclosure to include information relating to 2009. To the extent that you are concerned about the release of our correspondence, you may request confidential treatment pursuant to Rule 83. In order to do this, please file on EDGAR your supplemental response requesting confidential treatment under Rule 83, redacting information you argue to be confidential. Please note that only those words, numbers and phrases for which confidentiality is necessary should be redacted. Further, an unredacted copy of your supplemental response requesting Rule 83 treatment must be mailed directly to the Staff.

Additionally, please note that in order to keep your performance metrics confidential pursuant to Instruction 4 to Item 402(b) of Regulation S-K you must submit an analysis that you are likely to suffer competitive harm if the information is disclosed. We are generally only willing to grant confidential treatment for performance goals if you can demonstrate how the disclosure of these goals will allow your competitors to discover information about break even points, cost structures relating to specific products or similarly sensitive information. In these instances, you must submit a detailed analysis, identifying the competitively harmful information and demonstrating how the information could be harmful to your company.

The Company acknowledges the Staff’s comment and in response thereto proposes draft disclosure for the Company’s 2010 Notice of Annual Meeting and Proxy Statement (the “2010 Proxy Statement”) relating to the Company’s performance-based 2009 cash bonuses, in the form set forth on Exhibit A attached hereto (the “Draft Disclosure”).  Where appropriate, the Company’s response below will refer to the Draft Disclosure. In addition, the Company’s response will discuss the issue of corporate goals and individual goals separately as the Company believes that the specific facts and details of the corporate goals are distinguishable from the facts and details relating to the individual goals.

As reflected in the Draft Disclosure, the Company respectfully submits that it believes it is appropriate to omit disclosure of certain specific quantitative and qualitative terms of the corporate goals for the Company’s performance-based 2009 cash bonuses pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In addition, for the reasons outlined below, the Company submits that a disclosure of individual goals and target percentages above and beyond the proposed disclosure provided in the Company’s letter dated July 31, 2009 (the “Initial Response Letter”) responding to comments received from the Staff by letter dated July 20, 2009, and as reflected in the Draft Disclosure, is neither material to an investor’s understanding of the Company’s executive compensation programs nor would such information be material in view of the Company’s total executive compensation practices and philosophy. Both matters are further discussed below.

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Corporate Objectives

The Draft Disclosure provides a detailed discussion of how the level of achievement of corporate objectives factor into the determination of the annual cash bonus awards made to executive officers. In particular, the Draft Disclosure details the threshold, target and maximum bonus opportunities for each executive officer as a percentage of base salary, and the allocation of corporate and individual goal weighting for each named executive officer. In addition, a detailed description of the methodology used to calculate actual bonus amount paid, based upon the weighted average goal achievement, is provided, including the minimum weighted average goal achievement necessary to receive any bonus. Accordingly, the Company believes that the draft disclosure is fully responsive to the Staff’s comment in that regard.

In addition, the Draft Disclosure now includes a specific list of the Company’s pre-set corporate objectives for 2009 and allocated target percentages. In certain specific instances, the corporate objectives omit information that the Company believes the disclosure of which would result in competitive harm to the Company. A specific discussion of the omitted information and the justification for such omission is below, and an un-redacted list of the Company’s 2009 corporate objectives is provided on Exhibit B hereto.

As you will recall, the Company reviewed the case law applicable to a request for confidential treatment in the Initial Response Letter, including a discussion of Gulf & Western Indus., Inc. v. United States, 615 F.2d 527 (D.C. Cir. 1979), National Parks and Ass’n v. Morton, 498 F.2d 765 (D.C. Cir. 1974), and Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 975 F.2d 871 (D.C. Cir. 1992). The Company also acknowledges the Staff’s significant experience in evaluating such matters. Accordingly, although the Company does not believe it is productive at this stage to restate the entirety of its prior analysis, the Company highlights that in the Gulf & Western case, the Court of Appeals for the District of Columbia Circuit states:

In order to show the likelihood of substantial competitive harm, it is not necessary to show actual competitive harm. Actual competition and the likelihood of substantial competitive injury is all that need be shown.  Gulf & Western Indus., Inc. v. United States, 615 F.2d 527, 530 (D.C. Cir. 1979) (citing National Parks and Conservation Association v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976)).

To understand potential competitive harm for the Company in particular, it is essential to understand: (i) the early stage of the Company’s development and therefore the Company’s dependence on its research collaborators; and (ii) the highly competitive industry in which the Company operates.

Early Stage of Development and Dependence On Collaborators:  The Company would draw the Staff’s attention to the fact that the Company is at a relatively early stage of development vis-à-vis its competitors and its collaborative partners. The Company commenced operations approximately 10 years ago, and since that time has been engaged almost entirely in basic research to understand the science of human taste perception and has been focused on the identification and development of compounds that enhance or block basic human tastes, such as sweetness, savory, bitterness, etc. The Company has never been profitable. Under the Company’s current business model, the Company relies on third party collaborators to fund research and development programs and in return the Company grants exclusive or co-exclusive licenses to those collaborators. The Company then receives milestones and, potentially, royalties on future product sales by collaborators. Because of this business model,

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“We currently anticipate that we will derive all of our revenues from existing or future collaborations.” (2008 Form 10-K, page 3). Accordingly, the need to maintain positive and productive working relationships with collaborators is fundamental to the Company’s potential future success. Any harm to collaborator relations would adversely impact the Company’s ability to succeed and deliver value to stockholders since the Company may not otherwise have adequate funding to continue existing research programs. In addition, any required disclosures that could damage the Company’s existing collaborative relationships or that could harm the Company’s ability to attract new collaborators will also substantially harm the Company’s ability to negotiate favorable business terms for any current or future collaboration.

Highly Competitive Industry: From the Company’s perspective, it considers the competitive industry impact from at least two distinct viewpoints. First, the Company directly competes against other potential developers and suppliers of novel flavors and food ingredients. In addition, because the Company is dependent upon royalties from collaborators from product sales, the Company also has an interest in maintaining the competitive advantage of our collaborators with respect to licensed products they intend to launch and from which the Company expects to derive future royalty-based revenue.

With respect to direct competitors in the flavor industry, because of the Company’s size, it is at a substantial inherent disadvantage vis-à-vis the market leaders. As noted in the 2008 Form 10-K, the Company’s competitors include leading flavor companies, such as Firmenich, Givaudan SA, International Flavors & Fragrances Inc., Symrise and Takasago. By way of example, these five companies combined supply well over 50% of the market demand for flavor ingredients (based on 2008 market data), and all of these companies have programs that compete with the Company’s highest priority projects. As an additional barometer, all of these companies measure annual sales in terms of hundreds of millions, if not billions, of dollars. By comparison, the Company anticipates 2009 total revenue of $18 million to $22 million, nearly all of which is comprised of reimbursement of research and development costs, and very little of which is comprised of commercial revenue from licensed products.

Similar comparisons can be made with leading food ingredient companies, such as Ajinomoto, Cargill and Solae, all of which also maintain highly confidential research programs in areas related to our highest priority projects. Yet, because several of these leading flavor and food ingredient companies are privately held and because they are all substantially larger than the Company, information regarding the status of these competing programs is not publicly available and the Company has no other source of visibility into these competitors’ research and development programs. Thus, disclosure of sensitive and confidential Company research or financial information would put the Company at a substantial competitive disadvantage versus its most direct competition — and as a result the Company could be harmed in multiple ways.

For instance, a competitor could use information regarding the status of a specific Company research and development program to decide how to compete against the Company or whether to invest additional resources in competing technology. Competitors could also use sensitive information to lobby for legislative or regulatory changes that could limit the competitive impact of the Company’s technology. Further, a competitor could also use sensitive Company information to negotiate more favorable terms for a collaborative research and development agreement with the Company. For instance, the Company currently has three commercial agreements with Firmenich and one commercial agreement each with Ajinomoto and Solae. Had any of Firmenich, Ajinomoto or Solae had access to sensitive Company financial or commercial information prior to entry into their respective agreements with the Company, they could have used that information to negotiate more favorable terms under the

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applicable collaborative agreements. These agreements also renew from time to time, and accordingly the same potential negative impact could result in connection with renewals of the Company’s existing collaborative agreements, as well as new collaborations that the Company may consider in the future.

With respect to competition related to licensed products from which the Company expects to receive royalty revenue, the Company has received repeated requests by its collaborators to limit the information we disclose regarding the specific products subject to the collaboration agreement and launch timing for such products.  The Company’s collaborators have consistently stated that premature disclosure of this type of information would be inconsistent with practices within the packaged food and beverage industry in which they operate and will harm their ability to launch a product successfully because their own competitors will have advance knowledge of potential new product introductions or reformulations of existing products. This in turn will also harm the Company because it relies on successful product introductions for future royalty revenue.

Goal #5: As reflected in the Draft Disclosure, the Company has omitted certain information regarding the identity of the specific collaborator associated with the applicable goal under the Company’s bitter blocking project. Although one of the Company’s collaborators in the bitter blocking project, Solae, is known to the Company’s investors, we have never identified the other collaborator for this program. Likewise, the Company has not provided specific guidance to its investors regarding the status of the Company’s bitter blocking research program for an individual collaborator or the specific goals the Company has for its research collaboration with an individual collaborator. If the Company is forced to disclose the identity of the specific collaborators associated with specified goals under its bitter blocking program, it would cause substantial competitive harm in multiple ways.

First of all, the Company’s other collaborator in the bitter blocking program has insisted that the Company not publicly disclose their identity. To date, the Company has honored the wishes of its collaborator, since that information is not material to an investor’s ability to evaluate and understand the Company’s business. As discussed above, if the Company is forced to disclose this information, it would harm its relationship with this collaborator and provide this collaborator’s competitors with information regarding potential future product introductions. Ultimately, this could harm the Company if this diminishes the market potential for licensed products that the Company develops under the collaboration. In addition, harming the Company’s relationship with its collaborator could adversely impact the Company’s ability to negotiate favorable business terms with this collaborator in connection with any potential renewal of this program, or could cause this collaborator to terminate the agreement altogether. In addition, this collaborator may be unwilling to enter into additional collaboration agreements with the Company in the future if it believes that sensitive and competitively harmful information will be publicly disclosed.

In addition, the Company has not linked the status of the bitter blocking program to an individual research collaboration. Accordingly, by identifying the applicable collaborator, a collaborator’s competitors, as well as the Company’s direct competitors - such as other flavor suppliers - would have access to information relating to the status of the Company’s research collaboration and the Company’s stage of development. This would be harmful even to Solae, and it would harm the Company’s ability to derive royalty revenue from licensed products because of the competitive harm that could result from those competitors’ ability to anticipate future product introductions.

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For these reasons, the Company believes the disclosure provided under Goal #5 within the Draft Disclosure provides a full and fair description of the goal, while protecting specific highly sensitive and potentially competitively harmful information.

Goal #6:  As reflected in the Draft Disclosure, the Company has omitted only the specific words […***…] from Goal #6. While the Company has disclosed its […***…], the Company has never publicly disclosed any efforts to discover […***…] because Firmenich’s support of a […***…] is not material to an investor’s ability to evaluate and understand the Company’s business, and because of the potential competitive harm that could result from such disclosure. Armed with that information, Firmenich’s competitors could anticipate future product introductions that could negatively impact our future royalty revenue from licensed products. In addition, this disclosure could harm the Company’s relationship with Firmenich, one of the Company’s most significant collaborators. This could be competitively harmful to the Company for all of the reasons stated above under “Early Stage of Development and Dependence On Collaborators.”

Goals #7 and #8:  As reflected in the Draft Disclosure, the Company has omitted only the specific number of established retail products, […***…] and the targeting timing of specified commercialization goals.  Armed with information regarding […***…], Nestle would understand the Company’s […***…], which […***…] Nestle’s own internal plans.  Even if this information is for a prior period and is disclosed after the fact, it could be harmful to the Company because it would provide Nestle with significant insight into the Company’s […***…]. Accordingly, access to this information may serve to harm the Company’s ability to […***…].  Also, because of the Company’s dependence upon collaborators (see above under “Early Stage of Development and Dependence On Collaborators”), in the past the Company has been approached by collaborators who attempt to renegotiate the terms of existing collaboration agreements. Armed with information regarding the […***…] like the Company includes in its internal corporate goals, Nestle could attempt to use this information to renegotiate the terms of the Company’s existing collaboration in a manner that would harm the Company and its stockholders.

The disclosure of information regarding the specific timing of the Company’s commercialization goals could also cause substantial competitive harm, since competitors of the Company’s collaborators could anticipate the specific timing of these events. Armed with this information, those competitors could proactively defend existing business, accelerate competing product launches or take other measures to negatively impact the successful launch of licensed products. For all of the above reasons, the Company believes there is considerable risk of harm to the Company from the disclosure of the specific portions of Goals #7 and #8 that the Company is requesting to omit.

In addition, as we state in the Company’s 2009 Notice of Annual Meeting and Proxy Statement, “Our corporate goals are collectively designed to be stretch goals intended to be very challenging but attainable.” In this instance, the specific portions of the internal corporate goal that the Company wishes to omit reflect […***…], and may also differ significantly from the guidance that the Company provides to the public markets in the future. Therefore, the Company further believes that, in addition to the very substantial potential competitive harm, there is also considerable risk of stockholder confusion regarding the differences between the Company’s publicly stated financial guidance and the Company’s “very challenging” internal corporate goal - to the point that it could mislead the Company’s stockholders and cause them to discredit the Company’s more current expectations as set forth in the Company’s public financial guidance.

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Goal #11: Goal #11 sets forth a goal to maintain a cash balance by the end of fiscal 2009 that represents the amount of cash needed to fund the Company’s ongoing operations for at least an additional 12 months. The goal also provides an estimate of that specific dollar amount, and as reflected in the Draft Disclosure, the Company has omitted such estimate. This specific dollar amount was only an estimate that was based on the state of the Company’s operations at the time that the corporate goals were approved. Since that time, the Company has made a number of operational changes and has entered into new collaborations and amended or renewed existing collaborations that substantially impact the Company’s actual anticipated cash needs for the 2010 fiscal year. Accordingly, the estimated amount is no longer accurate and is not necessarily an effective measure of performance against the stated goal. Nevertheless, the Company believes that disclosure of the specific dollar amount could be used by competitors and collaborators to estimate the Company’s cost structure and harm the Company’s ability to compete or negotiate favorable terms under collaborative arrangements. In addition, because the estimated figure is no longer accurate, it could mislead stockholders. This could negatively impact the Company’s stock price and negatively impact public perception of the Company’s prospects, its ability to raise additional capital and even recruit and retain employees.

Individual Objectives

The Draft Disclosure provides a detailed discussion of how the level of achievement of individual objectives factor into the determination of the annual cash bonus awards made to executive officers. As noted above in the discussion of Corporate Objectives, the Draft Disclosure details the threshold, target and maximum bonus opportunities for each executive officer as a percentage of base salary, and the allocation of corporate and individual goal weighting for each named executive officer. In addition, a detailed description of the methodology used to calculate actual bonus amount paid, based upon the weighted average goal achievement, is provided, including the minimum weighted average goal achievement necessary to receive any bonus. Accordingly, the Company believes that the Draft Disclosure is fully responsive to the Staff’s comment in that regard.

With respect to the remainder of the Staff’s comments regarding individual goals, the Company respectfully submits that it believes the Draft Disclosure provides adequate detail regarding the way that qualitative inputs are ultimately translated into objective pay determinations(1), and any additional detail relating to specific quantitative terms of the individual goals is not material to an investor’s understanding of the Company’s business, nor is it material in the context of the totality of the Company’s executive compensation practices.(2)

(1) “In making [comments regarding performance targets], we do not seek to require companies to defend what may properly be subjective assessments in terms of purely objective or quantitative criteria, but rather only to clearly lay out the way that qualitative inputs are ultimately translated into objective pay determinations.” Division of Corporation Finance, Staff Observations in the Review of Executive Compensation Disclosure.

(2) “Companies need not discuss each [of the examples provided in Item 402(b) of Regulation S-K], as disclosure is required only where material. The instructions to the CD&A provide a pretty clear mandate in this regard. Let me repeat what I just said. Disclosure is required only where material” Speech by John W. White, Director Division of Corporation Finance, October 9, 2007, San Francisco, CA.

“In our comment process, we approached [performance goal] disclosures from the starting point of materiality — as we all know, the CD&A rules require disclosure with respect to an example only where material. So, just to say it another way, depending on whether the CD&A examples that relate to corporate performance are material for your company, performance targets are a disclosure point that may or may not need to be addressed.”  Speech by John W. White, Director Division of Corporation Finance, October 9, 2007, San Francisco, CA.

“In preparing its disclosure, a company must determine whether performance targets are a material element of its compensation policies and decisions and, if they are material, provide disclosure in accordance with Item 402 of Regulation S-K.” Speech by John W. White, Director Division of Corporation Finance, October 21, 2008, New Orleans, LA.

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The Draft Disclosure includes a fulsome description of the qualitative components that comprise each officer’s individual goals, and, in combination with the discussion regarding  the methodology used to calculate actual bonus amount paid, provides investors with the information necessary to ascertain how those individual goals relate to each executive’s total bonus opportunity .

In addition, as noted in the Draft Disclosure, for each executive officer all individual goals in the aggregate account for only 20% of the formula used to calculate the total potential cash bonus payable to an individual. For any single executive officer, no single individual goal makes up more than […***…] of the total individual goal achievement (in other words, the most that any individual goal represents is […***…] of an individual officer’s potential cash bonus), and in most instances any single individual goal represents […***…] or less of the total potential individual goal achievement (in other words, […***…] of the formula used to calculate an individual officer’s potential cash bonus) and some individual goals represent as little as […***…] of the total potential individual goal achievement (or […***…] of the formula used to calculate an individual officer’s potential cash bonus).

For the reasons set forth above, the Company respectfully asserts that detail beyond the information provided in the Draft Disclosure regarding individual performance goals is not additive to an understanding of how the individual goals are ultimately translated into objective pay determinations, nor is it material in view of the Company’s total executive compensation practices and philosophy.

The Company further submits that it is appropriate to omit disclosure of the specific quantitative and qualitative terms of the individual goals for the Company’s performance-based 2009 cash bonuses as they are exempted from disclosure under exemption 4 because, for all of the reasons set forth herein, such information is not of the type normally released to the public, and substantial competitive harm to the Company would be caused were it to be disclosed. Nevertheless, because the Company believes that the issue of materiality is dispositive in this instance, the Company will withhold its detailed arguments relating to competitive harm.

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Request for Confidential Treatment and Notification of Further Disclosures

Due to the competitive harm that the Company would suffer if certain information related to its 2009 corporate and individual goals and objectives were disclosed, the Company respectfully requests that the bracketed portions of this letter, and Exhibit B hereto, be afforded confidential treatment by the Staff pursuant to Rule 83 under FOIA (17 C.F.R. § 200.83).  To the extent it is within the Commission’s authority, the Company also requests that the Company be notified promptly in the event any person (including any federal employee other than an employee of the Commission) makes a request to the Commission or any other governmental body for disclosure of this letter.  The Company also requests that it be promptly furnished by the Commission with all written materials pertaining to any such request (including the request

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and any determination by the Commission with respect thereto) and that it be given sufficient notice by the Commission of any intended release so that it may pursue remedies, if any, which may be available to it to oppose such disclosure.

The Company emphasizes, however, that the above requests regarding the provision of notice and information to the Company by the Commission should not be interpreted as conditions to its unconditional consent to the actual disclosure of the confidential information to governmental agencies, offices or bodies and to Congress.

The Company appreciates the Staff’s flexibility in granting additional time to prepare a complete response to the Staff’s comments. Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions regarding this response letter to me at (858) 646-8306.

Sincerely,

Senomyx, Inc.

/s/ David B. Berger

David B. Berger

Vice President, General Counsel and Corporate Secretary

cc:                                 Rose Zukin, Securities and Exchange Commission
R. Kent Snyder, Chief Executive Officer and Chairman of the Board
Thomas A. Coll, Cooley Godward Kronish LLP
Charles J. Bair, Cooley Godward Kronish LLP

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Exhibit A

Draft Disclosure

Annual Performance-Based Bonus

At its meeting in February 2009, based on peer group analysis performed by Remedy during the second half of 2008, the Compensation Committee established our performance-based 2009 Executive Bonus Plan, or 2009 Bonus Plan.  Under the 2009 Bonus Plan, our executives were provided with the opportunity to earn cash bonus payments conditioned upon the achievement of specified corporate and, in some instances, individual goals. Under the 2009 Bonus Plan, each individual is assigned a target and range of bonus opportunity, calculated as a percentage of that individual’s 2009 base salary, based on the person’s role and title in the company.  At a meeting in September 2009, in connection with the promotion of two of our executive officers, the Compensation Committee modified the 2009 Bonus Plan by adding an additional layer of threshold, target and maximum bonus opportunity for the newly created role of President and Chief Operating Officer.

In designing and subsequently revising the 2009 Bonus Plan, the Compensation Committee considered its compensation philosophy of targeting total cash compensation for executives at the 75th percentile of the Company’s peer group, except that where the peer group data was inadequate for a specific position, the Compensation Committee also considered external compensation survey data. With that in mind, in the design of the 2009 Bonus Plan it was the intent of the Compensation Committee that for each individual executive, a cash payout for achievement of the individual’s target bonus opportunity together with that individual’s base salary would, in the aggregate, approximate the 75th percentile of total cash compensation earned by persons performing similar roles within the Company’s peer group. However, the Compensation Committee also considered other factors in the design of the 2009 Bonus Plan, such as the individual’s tenure in their specific role, the internal equity impact of a specific bonus payout structure, and the Compensation Committee’s subjective assessment of the level and scope of responsibilities of the individual executive compared to persons with similar titles at companies within the peer group. Therefore, the 75th percentile was only a guidepost and the Compensation Committee exercised its independent judgment in determining the actual 2009 target compensation for each executive.

For the 2009 fiscal year, the range of bonus opportunity as a percentage of 2009 base salary for each of our named executive officers was as follows, except that in the case of Mr. Poyhonen his actual target and range of bonus amounts were pro-rated for the period prior to his promotion in September 2009 based on his actual base salary and target and range of bonus amounts during that portion of the year:(3)

(3) At this time the Company is not able to determine the individuals comprising its named executive officers as of fiscal 2009 year end.  Therefore, the Company has provided information in the tables for its principal executive officer and its president, each of whom the Company anticipates will be included in the named executive officers for fiscal 2009.  The 2010 Proxy Statement will include the information reflected in the tables for all named executive officers.

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Named Executive Officer	Title	Threshold	Target	Maximum
Kent Snyder	Chief Executive Officer and Chairman of the Board	30%	60%	90%

John Poyhonen	President and Chief Operating Officer	22.5%	45%	67.5%

Under the terms of our 2009 Bonus Plan, the cash payout is calculated primarily based on our achievement of corporate goals during 2009. In addition, for executive officers other than the chief executive officer, a less significant component of the bonus determination is based on individual goal achievement.  The goal weighting for our named executive officers for 2009 was as follows:

Named Executive Officer	Title	Corporate Goal Weighting	Individual Goal Weighting
Kent Snyder	Chief Executive Officer and Chairman of the Board	100%	0%

John Poyhonen	President and Chief Operating Officer	80%	20%

Under the terms of the 2009 Bonus Plan, a minimum weighted average goal achievement of greater than or equal to 50% is required for an executive to earn any performance-based cash bonus.  The threshold bonus is earned if a weighted average goal achievement of 50% is obtained.  The target bonus is earned if the weighted average goal achievement of 75% is obtained.  The maximum bonus is earned if a weighted average goal achievement of 100% is obtained.  The specific bonus amount is based on a linear continuum from threshold to maximum.

Our corporate goals are collectively designed to be stretch goals intended to be very challenging but attainable (i.e., viewed by Senomyx as 100% goal achievement being attainable only rarely and substantially less than 50% of the time).  100% goal achievement would represent an extremely high level of success in each of our discovery and development programs coupled with achievement of each of our numerous financial and commercial goals.  Individual goals for 2009 were comprised of a combination of goals that one would be expected to achieve as part of the ordinary course of performing one’s job responsibilities, and were designed to be stretch goals intended to be very challenging but attainable (i.e., viewed by Senomyx as 100% goal achievement being attainable less than 50% of the time).

Our corporate goals for 2009 were established by our board of directors and are weighted based on importance. Our 2009 corporate goals were a combination of discovery and development goals, which represented 55% of our corporate goals, commercialization goals, which represented 10% of our corporate goals, and financial goals, which represented the remaining 35% of our corporate goals.

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The details of our 2009 corporate goals were as follows:

Discovery and Development Goals

Achieve FEMA GRAS Determination for S6973 by the end of Q4	15%

Identify a second generation sucrose enhancer for possible development by end of Q2	7.5%

Select a fructose enhancer for development by the end of Q4	10%

Identify a salt enhancer for development by end of Q4	15%

Select a bitter blocker for certain collaboration partners by end of Q2 or by end of Q4	5%

Identify a cool flavor compound for submission to Firmenich for evaluation by end of Q4	2.5%

Total	55%

Commercialization Goals

Achieve commercial launch by Nestle of established retail product(s)	5%

Achieve commercial launch by Ajinomoto of one or more retail and/or food ingredient product(s) or achieve commercial launch of S2383 as an ingredient supply in the U.S. by Firmenich	5%

Total	10%

Financial Goals

Generate $24 MM in recognized revenue from committed R&D funding, milestone payments, new collaboration revenue or royalty revenue	15%

Achieve 2009 net loss within guidance range provided to investment community by managing expenses to approved budget	5%

Maintain cash balance by year end representing at least 12 months of cash	15%

Total	35%

Similar to our 2009 corporate goals, our 2009 individual goals included discovery and development goals, commercialization goals and financial goals, as well as goals related to each executive’s respective area of responsibility.  The general nature of the 2009 individual goals for each of the named executive officers were as follows, with each of the individual goals receiving a percentage weighting with respect to the total individual goal achievement (please note that as disclosed above, the chief executive officer’s performance-based cash bonus was based entirely on corporate goals):

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Named Executive Officer	Individual Goals
John Poyhonen

•      Revenue objectives associated with existing collaborations, from new deals, extensions and increased funding

•      Achieve 2009 net loss within guidance range provided to investment community by managing expenses to approved budget

•      Insure Sarbanes Oxley and other Commission regulatory compliance matters

•      Maintain cash balance by year end representing at least 12 months of cash

•      Effectively manage collaborations

In [February 2010], the Compensation Committee reviewed the achievement of both corporate and individual goals and approved the 2009 performance-based bonus payout for each executive officer based on a corporate goal achievement of [XX]%.  The amount of each payout was calculated using the methodology described above. 2009 performance-based cash bonuses were paid in [February 2010].  2009 performance-based cash bonus information for our named executive officers is detailed in the Summary Compensation Table.

[Fiscal 2010 information to be provided to the extent available at the time of filing of the 2010 Proxy Statement.](4)

(4) To the extent available at the time of filing, the 2010 Proxy Statement will also include disclosures relating to the 2010 Executive Bonus Plan that is consistent with the disclosure provided for the 2009 Bonus Plan, including corporate and individual goals.

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4767 Nexus Centre Drive  •  San Diego, California 92121  •  Tel: (858) 646-8300  •  Fax: (858) 404-0750

September 30, 2009

Exhibit B

SENOMYX, INC

2009 Corporate Goals

GOAL

	DISCOVERY & DEVELOPMENT GOALS	55%

#1	Achieve FEMA GRAS Determination for S6973 by the end of Q4	15%

#2	Identify a second generation sucrose enhancer for possible development by end of Q2	7.5%

#3	Select a fructose enhancer for development by the end of Q4	10%

#4	Identify a salt enhancer for development by end of Q4	15%

#5	Select a bitter blocker [...***...] by end of Q2 or [...***...] by end of Q4	5%

#6	Identify a [...***...] cool flavor compound for submission to Firmenich for evaluation by end of Q4	2.5%

	COMMERCIALIZATION GOALS	10%

#7	Achieve commercial launch by Nestle of [...***...] established retail product(s) [...***...]	5%

#8	Achieve commercial launch by Ajinomoto of one or more retail and/or food ingredient product(s) [...***...] or achieve commercial launch of S2383 as an ingredient supply in the U.S. by Firmenich [...***...]	5%

	FINANCIAL GOALS	35%

#9	Generate $24 MM in recognized revenue from committed R&D funding, milestone payments, new collaboration revenue or royalty revenue	15%

#10	Achieve 2009 net loss within guidance range provided to investment community by managing expenses to approved budget	5%

#11	Maintain cash balance by year end representing at least 12 months of cash [...***...]	15%

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4767 Nexus Centre Drive  •  San Diego, California 92121  •  Tel: (858) 646-8300  •  Fax: (858) 404-0750